UNITED STATES	OMB APPROVAL

SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden Hours per response …. 11
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BREAM VENTURES INC.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

10637R100
(CUSIP Number)

BRENT JOSEPH FORGERON
404 – 1126 Barclay Street
Vancouver, British Columbia
Canada V6E 1H1
(604) 681-1767
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2002
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10637R100

1	Names of Reporting Persons BRENT JOSEPH FORGERON
I.R.S. Identification Nos. of above persons (entities only): Not Applicable

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☒

3	SEC Use Only:

4	Source of Funds (See Instruction): OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6	Citizenship or Place of Organization: Canadian Citizenship

Number of Shares Beneficially by Owned by Each Reporting Person With:

7	Sole Voting Power: 625,000 Shares

8	Shared Voting Power: Not Applicable

9	Sole Dispositive Power: 625,000 Shares

10	Shared Dispositive Power: Not Applicable

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 625,000 Shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

Not Applicable

13	Percent of Class Represented by Amount in Row (11): 16.1%

13	Type of Reporting Person (See Instructions) IN

CUSIP No. 10637R100

Item 1. Security and Issuer.

The class of equity securities to which this Statement relates is shares of common stock, par value $0.001 per share (the "Company Shares"), of Bream Ventures Inc., a Nevada Corporation (the "Company"). The principal executive offices of the Company are located at 1057 West 23rd Street, North Vancouver, British Columbia, Canada, V7P 2H1.

Item 2. Identity and Background.

(a)	Name of Person filing this Statement:

BRENT JOSEPH FORGERON

(b)	Residence or Business Address:

The residential address of Mr. Forgeron is 404 – 1126 Barclay Street, Vancouver, British Columbia, Canada V6E 1H1.

(c)	Present Principal Occupation and Employment:

Business Consultant	June 2004 - Present
Stockgroup Media, Inc. , Manager	June 2003 – May 2004
ENFOR Enterprises Inc., Co-Owner/ Business Development	March 2001- May 2003
CityXpress Corp., Co-Founder/VP Business Development	Sept. 1997 – Feb. 2001

(d)	Criminal Convictions:

Mr. Forgeron has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	Civil Proceedings:

Mr. Forgeron has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

Mr. Forgeron is a citizen of Canada.

CUSIP No. 10637R100

Item 3. Source And Amount Of Funds Or Other Consideration.

Mr. Forgeron acquired his Company Shares with his own personal funds for investment purposes.

Item 4. Purpose of Transaction

Mr. Forgeron acquired his Company Shares with his own personal funds for investment purposes.

Item 5. Interest in Securities of the Issuer.

(a)	Aggregate Beneficial Ownership: As of October 5, 2004, Mr. Forgeron beneficially owns the following securities of the Company:

Title of Security	Amount	Percentage of Shares of Common Stock

Common Stock	625,000	16.1%

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information i provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Statement. As of October 5, 2004, there were 3,890,000 Company Shares issued and outstanding.

(b)	Power to Vote and Dispose of the Company Shares:

Mr. Forgeron has the sole power to vote or to direct the vote of the Company Shares held by him and has the sole power to dispose of or to direct the disposition of the Company Shares held by him.

(c)	Transactions Effected During the Past 60 Days:

Mr. Forgeron has effected the following sales of the Company's securities during the 60 days prior to October 5, 2004:

Where and How
Date of Transaction	Number of Shares	Price Per Share	Transaction was Effected
None.

CUSIP No. 10637R100

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

Not Applicable.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

Item 6. Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer.

None.

Item 7. Material To Be Filed As Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 7, 2004
Date

/s/ Brent J. Forgeron
Signature

BRENT JOSEPH FORGERON
Name / Title